UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. )*

LEGG MASON, INC.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

524901105
(CUSIP Number)

Brian L. Schorr, Esq. Chief Legal Officer Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, New York 10017 Tel. No.:(212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,373,544
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,373,544
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,373,544
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.81%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 161,337,832 shares of Common Stock outstanding as of November 2, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 (the “Form 10-Q”).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,373,544
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,373,544
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,373,544
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.81%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 161,337,832 shares of Common Stock outstanding as of November 2, 2009, as reported in the Issuer’s  Form 10-Q.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,373,544
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,373,544
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,373,544
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.81%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 161,337,832 shares of Common Stock outstanding as of November 2, 2009, as reported in the Issuer’s  Form 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,373,544
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,373,544
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,373,544
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.81%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 161,337,832 shares of Common Stock outstanding as of November 2, 2009, as reported in the Issuer’s  Form 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,373,544
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,373,544
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,373,544
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.81%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 161,337,832 shares of Common Stock outstanding as of November 2, 2009, as reported in the Issuer’s  Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453595
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,228,122
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,228,122
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,228,122
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.72%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 161,337,832 shares of Common Stock outstanding as of November 2, 2009, as reported in the Issuer’s  Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,228,122
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,228,122
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,228,122
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.72%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 161,337,832 shares of Common Stock outstanding as of November 2, 2009, as reported in the Issuer’s  Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694293
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 140,964
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 140,964
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 161,337,832 shares of Common Stock outstanding as of November 2, 2009, as reported in the Issuer’s  Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,598,314
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,598,314
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,598,314
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.99%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 161,337,832 shares of Common Stock outstanding as of November 2, 2009, as reported in the Issuer’s  Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,958,794
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,958,794
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,958,794
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.45%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 161,337,832 shares of Common Stock outstanding as of November 2, 2009, as reported in the Issuer’s  Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 140,964
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 140,964
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 161,337,832 shares of Common Stock outstanding as of November 2, 2009, as reported in the Issuer’s  Form 10-Q.

1	NAME OF REPORTING PERSON Trian SPV (SUB) V, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0624408
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,671,014
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,671,014
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,671,014
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.28%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 161,337,832 shares of Common Stock outstanding as of November 2, 2009, as reported in the Issuer’s  Form 10-Q.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, $0.10 par value per share (the “Shares”), of Legg Mason, Inc. a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 100 International Drive, Baltimore, MD 21202.

Item 2. Identity and Background

The persons filing this statement are Trian Partners GP, L.P., a Delaware limited partnership (“Trian GP”), Trian Partners General Partner, LLC, a Delaware limited liability company (“Trian GP LLC”), Trian Partners, L.P., a Delaware limited partnership (“Trian Onshore”), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Trian Offshore”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel Fund I”), Trian Partners Parallel Fund I General Partner, LLC, a Delaware limited liability company (“Parallel Fund I GP LLC”), Trian SPV (SUB) V, L.P., a Cayman Islands limited partnership (“SPV V”), Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”), and Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP” and together with the foregoing, the “Trian Entities”), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, and Edward P. Garden, a citizen of the United States of America (the Trian Entities and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the “Filing Persons” or the “Trian Group”). The principal business address and the address of the principal office of each of the Filing Persons is 280 Park Avenue, 41st Floor, New York, New York 10017, except that the principal business address of Trian Offshore and SPV V is Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, Grand Cayman, Cayman Islands, KY1-1103.

Trian GP LLC is the general partner of Trian GP, which is the general partner of Trian Onshore, Trian Offshore and SPV V.  Parallel Fund I GP LLC is the general partner of Parallel Fund I.  Trian Management GP is the general partner of Trian Management, which serves as the management company for Trian Onshore, Trian Offshore, Parallel Fund I, and SPV V.  Each of Trian GP LLC, Parallel Fund I GP LLC and Trian Management GP are owned and/or controlled by Nelson Peltz, Peter W. May and Edward P. Garden, who therefore are in a position to determine the investment and voting decisions made by the Trian Entities.

Each of Trian Onshore, Trian Offshore, Parallel Fund I and SPV V is primarily engaged in the business of investing in securities. Trian GP is primarily engaged in the business of serving as the general partner of Trian Onshore, Trian Offshore and SPV V. Trian GP LLC is primarily engaged in the business of serving as the general partner of Trian GP. Parallel Fund I GP LLC is primarily engaged in the business of serving as the general partner of Parallel Fund I.  Trian Management is primarily engaged in the business of serving as a management company for certain of the Trian Entities.  Trian Management GP is primarily engaged in the business of serving as the general partner of Trian Management.

Nelson Peltz’s present principal occupation or employment is serving as Chief Executive Officer and a founding partner of Trian Management and, as such, managing the investments of Trian GP, Trian Onshore, Trian Offshore, Parallel Fund I and SPV V.  Peter W. May’s present principal occupation or employment is serving as President and a founding partner of Trian Management and, as such, managing the investments of Trian GP, Trian Onshore, Trian Offshore, Parallel Fund I and SPV V.  Edward P. Garden’s present principal occupation or employment is serving as Chief Investment Officer and a founding partner of Trian Management and, as such, managing the investments of Trian GP, Trian Onshore, Trian Offshore, Parallel Fund I and SPV V.

None of the Filing Persons, nor any director, executive officer, general partner or controlling person of any of the Filing Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Each of the Filing Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Item 3. Source and Amount of Funds or Other Consideration

As of 4:00 p.m., New York City time, on December 28, 2009, the aggregate purchase price of the 9,043,586 Shares purchased by Trian Onshore, Trian Offshore, Parallel Fund I and SPV V collectively was $213,839,569 (including commissions).  In addition, as of such time and date, SPV V beneficially owned an additional 325,500 Shares, which were acquired through a series of privately negotiated back-to-back call and put transactions with a financial institution (the “Options”) and as a result of which SPV V is subject to the same economic gain or loss as if it had purchased the underlying Shares.  As of December 28, 2009, these Options have an aggregate strike price of $9,136,947 (See Schedule A hereto for additional detail on the Options). In addition, as of December 28, 2009, Trian Management held 4,458 Shares (the “Director Shares”) that, pursuant to and under the conditions of the Legg Mason, Inc. Non-Employee Director Equity Plan, as amended, were issued to Mr. Peltz in connection with his service as a director of the Issuer.  As set forth in Item 5, none of the other Filing Persons directly own any Shares or Options.  Except with respect to the Shares issued to Mr. Peltz in connection with his service as a director of the Issuer, the source of funding for the purchase of the Shares was, and the source of funding for the purchase of any additional Shares and Options, the exercise of the Options or the purchase and/or exercise of any additional Options or other derivative securities related to the market price of the Shares acquired in the future is currently expected to be, the respective general working capital of the purchasers.

Item 4. Purpose of Transaction

The Filing Persons initially acquired Shares because they believed that they represented an attractive investment opportunity.  On October 25, 2009, Trian Management, certain funds managed by it and Nelson Peltz, Peter W. May and Edward P. Garden (collectively, the “Investors”) entered into an Agreement (the “Agreement”) with the Issuer, pursuant to which the Issuer expanded its Board of Directors from 13 to 14 directors and Nelson Peltz was appointed to the Issuer's Board of Directors. Mr. Peltz serves as a member of the class whose term expires at the Issuer's 2010 Annual Meeting of Stockholders and the Issuer has agreed that Mr. Peltz will be re-nominated by the Issuer's Board of Directors at the 2010 Annual Meeting of Stockholders to serve as a director with a term expiring in 2013. Mr. Peltz is entitled to serve as a member of the Nominating and Corporate Governance Committee of the Board while he serves as a member of the Board, subject to satisfying the requirements of the New York Stock Exchange and other applicable law.  Mr. Peltz has agreed to offer his resignation from the Issuer’s Board of Directors under certain circumstances set forth in the Agreement.

Pursuant to the Agreement, the Investors have agreed, among other things, and subject to certain limitations, that for a specified period of time, they will vote their shares in favor of each director nominated and recommended by the Board and vote against any shareholder nominations for director not approved or recommended by the Board of Directors for election and that they will use their commercially reasonable efforts (taking into account fiduciary duties, legal obligations and requirements, the Issuer’s Insider Trading Policy, economic and financial conditions, market and trading prices and conditions and other relevant matters) to cause the Investors and their affiliates to beneficially own at least 6.0% of the Issuer’s outstanding shares of Common Stock by or before December 31, 2009 and at least 8.0% of the Issuer’s outstanding shares of Common Stock by or before April 30, 2010, in each case calculated as set forth in the Agreement.  Under the Agreement, the Investors have agreed to certain restrictions, which, among other things, limit the Investors and their Affiliates (including the other Filing Persons) from acquiring economic ownership of more than 9.9% of the Issuer's outstanding Common Stock for a specified period of time unless authorized by the Issuer's Board of Directors or if the Issuer has announced or entered into a binding agreement providing for, or has recommended that its shareholders support, an Extraordinary Matter (as defined in the Agreement).  However, the Agreement does not restrict, among other things, (i) Mr. Peltz, in his capacity as a member of the Issuer's Board of Directors, from confidentially expressing or advocating his views to other members of the Board or during board meetings or (ii) the Investors' ability to discuss any matter confidentially with the Issuer, the Issuer's Board of Directors or any of its members.  The foregoing description of the Agreement is a summary only and is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 2 hereto and incorporated herein by reference.

The Filing Persons believe that the Shares are undervalued in the marketplace and accordingly, Mr. Peltz, in his capacity as a director of the Issuer, and the Filing Persons intend to work with the Issuer’s management and Board of Directors in pursuing strategies to enhance shareholder value.

The Filing Persons intend to review their investment in the Issuer on a continuing basis. Subject to the provisions of the Agreement (including the targeted ownership holdings referred to above), depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Filing Persons may, from time to time and at any time,  in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, but not limited to, purchasing additional securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Filing Persons’ economic exposure with respect to their investment in the Issuer, selling some or all of their holdings in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.  The Filing Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or in the Agreement or as would occur upon completion of any of the actions set forth in the Agreement.

Item 6 of this Schedule 13D is incorporated by reference in this Item 4 as if restated in full herein.

Item 5. Interest in Securities of the Issuer

(a) As of 4:00 pm, New York City time, on December 28, 2009, the Filing Persons beneficially owned, in the aggregate, 9,373,544 Shares, representing approximately 5.81% of the Issuer’s outstanding Shares (based upon 161,337,832 shares of Common Stock outstanding as of November 2, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 (the “Form 10-Q”)).  Such Shares include an aggregate of 9,048,044 Shares beneficially owned by the Filing Persons through direct ownership of the Shares by Trian Onshore, Trian Offshore, Parallel Fund I and SPV V, representing approximately 5.61% of the Issuer’s outstanding Shares, and an additional 325,500 Shares underlying the Options which are beneficially owned by the Filing Persons, representing approximately 0.20% of the Issuer’s outstanding Shares.

(b) Each of Trian Management, Trian Onshore, Trian Offshore, Parallel Fund I and SPV V beneficially and directly owns and has sole voting power and sole dispositive power with regard to 4,458, 1,598,314, 3,958,794, 140,964 and 3,671,014 Shares (including, in the case of SPV V, the Shares underlying the Options), respectively, except to the extent that other Filing Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Offshore, and SPV V (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares (including Shares underlying the Options) that Trian Onshore, Trian Offshore and SPV V directly and beneficially own. Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes. Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Parallel Fund I (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares that Parallel Fund I directly and beneficially owns.  Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

Each of Mr. May, Mr. Garden, Trian Management and Trian Management GP, by virtue of an agreement with Mr. Peltz (discussed in Item 5), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Director Shares.  Each of Mr. Peltz, Mr. May, Mr. Garden, Trian Management and Trian Management GP disclaims beneficial ownership of such Director Shares for all other purposes.

(c) Schedule A hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Filing Persons, inclusive of the transactions effected through 4:00 pm, New York City time, on December 28, 2009.

(d) Except for the Filing Persons, no person is known by the Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Filing Persons.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the Options referenced in Item 3 above, the Filing Persons may from time to time enter into and dispose of additional Options or other similar derivative transactions with one or more counterparties that are based upon the value of the Shares, which transactions could be significant in amount.  The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the Shares, relative value of the Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the Shares may be included or a combination of any of the foregoing.

Trian GP is the Managing General Partner and Trian Partners Cayman, Ltd. is the Administrative General Partner of SPV V pursuant to the Amended and Restated Limited Partnership Agreement of Trian SPV (SUB) V, L.P., dated June 1, 2009 (the “Trian SPV V Partnership Agreement”). The sole Limited Partner is Trian SPV V, L.P.  Pursuant to the Trian SPV V Partnership Agreement, Trian GP has voting and dispositive power over the Shares of the Issuer held by SPV V and is entitled, generally on an annual basis, to a portion of the appreciation in the value of the Shares. The foregoing description of the Trian SPV V Partnership Agreement is a summary only and is qualified in its entirety by reference to the Trian SPV V Partnership Agreement, which is filed as Exhibit 3 hereto and incorporated herein by reference.

Pursuant to an Agreement dated as of October 27, 2009 between Nelson Peltz and Trian Fund Management, L.P. (the “Director’s Fees Agreement”), Mr. Peltz agreed, among other things, that as long as he is an officer of Trian Management and for a period of 90 days thereafter, Trian Management shall have dispositive power over any Shares or restricted stock units (or Shares received in respect of such restricted stock units) that Mr. Peltz receives from the Issuer as compensation for his service as a director of the Issuer (including the Director Shares).  Trian Management is also entitled to receive the consideration received as a result of any disposition of such Shares or restricted stock units.  In connection with the Director’s Fee Agreement, Mr. Peltz transferred the Directors Shares to Trian Management upon receipt of such Shares.  The foregoing description of the Director’s Fees Agreement is a summary only and is qualified in its entirety by reference to the Director’s Fees Agreement, which is filed as Exhibit 4 hereto and incorporated herein by reference.

Except as described herein (including, without limitation, Items 3 and 4 above, which are incorporated by reference in this Item 6 as if restated in full herein), none of the Filing Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1.	Joint Filing Agreement of the Filing Persons.

2.	Agreement dated as of October 25, 2009 by and among the Issuer and the Investors.

3.	Amended and Restated Limited Partnership Agreement of Trian SPV (SUB) V, L.P., dated June 1, 2009.

4.	Agreement dated as of October 27, 2009 between Nelson Peltz and Trian Fund Management, L.P.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2009
TRIAN FUND MANAGEMENT, L.P. By: Trian Fund Management GP, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN FUND MANAGEMENT GP, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS, L.P. By: Trian Partners GP, L.P., General Partner By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS MASTER FUND, L.P. By: Trian Partners GP, L.P., General Partner By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN SPV (SUB) V, L.P. By: Trian Partners GP, L.P., General Partner By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS GP, L.P. By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS GENERAL PARTNER, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS PARALLEL FUND I, L.P. By: Trian Partners Parallel Fund I General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS PARALLEL FUND I GENERAL PARTNER, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
/s/NELSON PELTZ NELSON PELTZ
/s/PETER W. MAY PETER W. MAY
/s/EDWARD P. GARDEN EDWARD P. GARDEN

Exhibit I

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Legg Mason, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 28th day of December, 2009.

TRIAN FUND MANAGEMENT, L.P. By: Trian Fund Management GP, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN FUND MANAGEMENT GP, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS, L.P. By: Trian Partners GP, L.P., General Partner By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS MASTER FUND, L.P. By: Trian Partners GP, L.P., General Partner By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN SPV (SUB) V, L.P. By: Trian Partners GP, L.P., General Partner By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS GP, L.P. By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS GENERAL PARTNER, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS PARALLEL FUND I, L.P. By: Trian Partners Parallel Fund I General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS PARALLEL FUND I GENERAL PARTNER, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

/s/NELSON PELTZ NELSON PELTZ
/s/PETER W. MAY PETER W. MAY
/s/EDWARD P. GARDEN EDWARD P. GARDEN

Schedule A

Except with respect to the Director Shares, which were issued by the Issuer to Mr. Peltz on November 27, 2009 in connection with Mr. Peltz’s service as a director of the Issuer and which Mr. Peltz transferred to Trian Management pursuant to the Director’s Fees Agreement upon receipt, the following table sets forth all transactions with respect to the Shares effected during the past 60 days by any of the Filing Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on December 28, 2009.  Except as otherwise noted, all such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices.

Name	Date	Shares	Price	Type

Trian SPV (SUB) V, L.P.	12/15/2009	325,500	28.0651	Purchase*
Trian SPV (SUB) V, L.P.	12/15/2009	217,000	28.0651	Purchase
Trian SPV (SUB) V, L.P.	12/16/2009	500,000	28.6554	Purchase
Trian SPV (SUB) V, L.P.	12/17/2009	630,618	28.4518	Purchase
Trian SPV (SUB) V, L.P.	12/18/2009	192,212	28.4991	Purchase
Trian SPV (SUB) V, L.P.	12/21/2009	200,000	29.3533	Purchase
Trian SPV (SUB) V, L.P.	12/22/2009	30,000	29.7686	Purchase

Trian Partners Master Fund, L.P.	12/23/2009	89,108	29.9572	Purchase
Trian Partners Master Fund, L.P.	12/24/2009	714	29.9700	Purchase
Trian Partners Master Fund, L.P.	12/28/2009	26,733	30.2372	Purchase

Trian Partners, L.P.	12/23/2009	156,214	29.9572	Purchase
Trian Partners, L.P.	12/24/2009	1,249	29.9700	Purchase
Trian Partners, L.P.	12/28/2009	46,864	30.2372	Purchase

Trian Partners Parallel Fund I, L.P.	12/23/2009	4,678	29.9572	Purchase
Trian Partners Parallel Fund I, L.P.	12/24/2009	37	29.9700	Purchase
Trian Partners Parallel Fund I, L.P.	12/28/2009	1,403	30.2372	Purchase

*On the date set forth above, and as more fully described below, the named person entered into a series of privately negotiated back-to-back call and put transactions (the “Options”) with Bank of America Merrill Lynch (the “Counterparty”) through which it acquired beneficial ownership of an aggregate of 325,500 Shares and as a result of which such named person is subject to the same economic gain or loss as if it had purchased the underlying Shares. More specifically, these transactions represent call options pursuant to which, on or prior to June 15, 2011 (the “Exercise Date”), the named person may acquire the number of Shares set forth above at the Price Per Share set forth above (the “Exercise Price”). These call options may be exercised at any time, in whole or in part, on or prior to the Exercise Date. Simultaneously with the purchase of each call option, the named person also sold a put option to the Counterparty for the same number of Shares pursuant to which, if on the Exercise Date the call options have not been exercised by the named person and the Exercise Price is greater than the closing price of the Shares on the Exercise Date (the “Closing Price”), the Counterparty may require the named person to, at such person’s election, either (i) pay the Counterparty an amount in cash equal to the product of (a) the excess of the Exercise Price over the Closing Price and (b) the number of Shares set forth above or (ii) acquire from the Counterparty the number of Shares set forth above at the Exercise Price. As part of these transactions, the named person pays the Counterparty a financing fee based on the number of days that the Options are outstanding, which fee is calculated using a monthly rate equal to the one month LIBOR rate plus 0.30%. Until they are exercised, the Options do not give the Filing Persons direct or indirect voting, investment or dispositive control over the underlying Shares.